May 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Immuron Limited (“Company”) Registration Statement on Form F-1 (File No. 333-215204) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 25, 2017, in which we, Joseph Gunnar & Co., LLC., as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 25, 2017, at 5:00 p.m., ET, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/ Eric Lord____________________

Name: Eric Lord

Title: Head of Investment Banking/Underwritings